UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois 60035
(201) 793-0515

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

January 8, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 2 OF 11

1		NAMES OF REPORTING PERSONS. New Vernon Aegir Master Fund Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,340,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,340,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,8051
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON CO

___________________________________________
1 As of the date hereof, the Reporting Person beneficially owns 1,446,935 American Depositary Shares, representing 4,340,805 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 3 OF 11

1		NAMES OF REPORTING PERSONS. New Vernon Investment Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,340,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,340,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,8052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IA

 ___________________________________________
2 As of the date hereof, the Reporting Person beneficially owns 1,446,935 American Depositary Shares, representing 4,340,805 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 4 OF 11

1		NAMES OF REPORTING PERSONS. New Vernon Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,340,805
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,340,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,340,8053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IA

 ___________________________________________
3 As of the date hereof, the Reporting Person beneficially owns 1,446,935 American Depositary Shares, representing 4,340,805 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 5 OF 11

1		NAMES OF REPORTING PERSONS. Trent Stedman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,154
	8	SHARED VOTING POWER 4,340,805
	9	SOLE DISPOSITIVE POWER 26,154
	10	SHARED DISPOSITIVE POWER 4,340,805
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,366,9594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

___________________________________________
4 As of the date hereof, the Reporting Person beneficially owns 1,455,653 American Depositary Shares, representing 4,366,959 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 6 OF 11

1		NAMES OF REPORTING PERSONS. Thomas Patrick
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 345,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 345,897
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,8975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

___________________________________________
5 As of the date hereof, the Reporting Person beneficially owns 115,299 American Depositary Shares, representing 357,897 underlying Ordinary Shares.

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 7 OF 11

   This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D (the “Original 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 by New Vernon Aegir Master Fund Ltd., New Vernon Investment Management LLC, New Vernon Partners LLC, Trent Stedman and Thomas Patrick (collectively, the “Reporting Persons”), as amended by Amendment No. 1 thereto dated May 23, 2011 (“Amendment No. 1”), Amendment No. 2 thereto dated August 17, 2011 (“Amendment No. 2”) and Amendment No. 3 thereto dated December 7, 2012 (“Amendment No. 3”).  Amendment No. 2 was effected through the filing of a separate Schedule 13D (the “Group 13D”) on August 17, 2011 by the Reporting Persons, the Lake Union Parties and the Columbia Pacific Parties (as such terms are defined in Amendment No. 2).  The Group 13D was subsequently amended on each of October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012, July 9, 2012 and August 17, 2012 (such amendments, the “Group Amendments”).  This Amendment No. 4 amends and supplements the Original 13D as such Original 13D was amended by Amendment No. 1; with respect to the Reporting Persons, by Amendment No. 2 and the Group Amendments; and by Amendment No. 3 (as so amended, the “Schedule 13D”).

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is amended by inserting the following at the end thereof:

On January 10, 2013 (the “Execution Date”), ChinaEDU Corporation (the “Company”) entered into stock purchase agreements (the “Purchase Agreements”) each dated as of January 8, 2013, with (i) New Vernon Aegir Master Fund Ltd. and (ii) Trent Stedman and Thomas Patrick.  For the purposes hereof, New Vernon Aegir Master Fund Ltd., Trent Stedman and Thomas Patrick are referred to collectively as “Sellers”.

Pursuant to the Purchase Agreements, the Company (i) purchased from each Seller, on the Execution Date, the number of American Depositary Shares (“ADSs”) of the Company set forth on Schedule A hereto, and (ii) agreed to purchase from the Sellers all remaining ADSs beneficially owned by them (from New Vernon Aegir Master Fund Ltd., 1,446,935 ADSs, representing 4,340,805 underlying ordinary shares, par value $.01 per share (“Ordinary Shares”); from Trent Stedman, 8,718 ADSs, representing 26,154 underlying Ordinary Shares; and from Thomas Patrick, 115,299 ADSs, representing 345,897 underlying Ordinary Shares) on or prior to February 28, 2013 (the “Second Closing”), in each case for a price of $5.60 per ADS.

Consummation of the Second Closing is subject to certain closing conditions, including the Company’s obtaining the funds necessary to consummate the purchase of the ADSs at the Second Closing, as well as other customary closing conditions.  The Purchase Agreements each contain customary representations, warranties and covenants.

Each Purchase Agreement provides for certain termination rights of the parties, including, but not limited to (i) a right by any party, subject to certain exceptions, to terminate such Purchase Agreement if the

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 8 OF 11

Second Closing does not occur on or before February 28, 2013, and (ii) a right of the Seller or Sellers, as applicable, to terminate such Purchase Agreement if an offer is made prior to the Second Closing to purchase a majority of the outstanding shares of the Company (whether by way of acquisition of Ordinary Shares, ADSs, or otherwise) at a price per ADS of $6.00 or greater.

Copies of the Purchase Agreements are filed as Exhibits 99.9 and 99.10 to this Amendment No. 4 and are incorporated by reference herein. The above description of the Purchase Agreements is a summary only and is qualified in its entirety by reference to the complete text of the Purchase Agreements.

Item 5.      Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as set forth below:

(a) As of the date hereof (i) New Vernon Aegir Master Fund Ltd. beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 4,340,805 Ordinary Shares over which it has shared voting and dispositive power, (ii) Mr. Stedman beneficially owns 26,154 Ordinary Shares over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly beneficially owns 345,897 Ordinary Shares over which he has sole voting and dispositive power.

New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by New Vernon Aegir Master Fund Ltd.

New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by New Vernon Aegir Master Fund Ltd.

Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC.  In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd.  As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to share voting and dispositive power over the Ordinary Shares beneficially owned by New Vernon Aegir Master Fund Ltd.  As a result, Mr. Stedman may be deemed to beneficially own an aggregate of 4,366,959 Ordinary Shares in the form of ADSs.

Thomas Patrick is a member of New Vernon Investment Management LLC. By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons.  As a result, Mr. Patrick, on the one hand, and the other Reporting Persons, on the other hand, may be deemed to beneficially own the Ordinary Shares beneficially owned by the other.

Calculations of the beneficial ownership percentages in this Amendment No. 4 are based on 53,269,267 outstanding Ordinary Shares, which number of Ordinary Shares was obtained by subtracting the

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 9 OF 11

aggregate amount of underlying Ordinary Shares purchased by the Company from the Reporting Persons and from certain other shareholders of the Company on the Execution Date (535,713) from the amount of Ordinary Shares (53,804,980) that were outstanding as of December 31, 2011 (as set forth on the Issuer’s Form 20-F filed April 27, 2012 with the Securities and Exchange Commission).

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A to Amendment No. 3 beneficially owns any Ordinary Shares.

(b)            The response to Item 5(a) above is incorporated herein by reference.

(c)            The response to Item 4 above is incorporated herein by reference.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by inserting the following new paragraph immediately prior to the last paragraph thereof:

Information concerning the Purchase Agreements is set forth in Item 4 hereto and the Purchase Agreements are filed as Exhibits 99.9 and 99.10 hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

 Item 7 of the Schedule 13D is amended and restated in its entirety as set forth below:

Exhibit	Description
99.9	Stock Purchase Agreement, dated as of January 8, 2013, by and between the Company and New Vernon Aegir Master Fund Ltd.
99.10	Stock Purchase Agreement, dated as of January 8, 2013, by and between the Company and each of Trent Stedman and Thomas Patrick

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 10 OF 11

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2013

New Vernon Aegir Master Fund Ltd.
By: New Vernon Partners LLC

/s/ Trent Stedman
Name: Trent Stedman

Dated:  January 10, 2013
New Vernon Investment Management LLC

/s/ Trent Stedman
By: Trent Stedman

Dated:  January 10, 2013
New Vernon Partners LLC

/s/ Trent Stedman
By: Trent Stedman

Dated:  January 10, 2013

/s/ Trent Stedman
Name: Trent Stedman

Dated:  January 10, 2013

/s/ Trent Stedman
Name: Trent Stedman, Authorized Signatory for Thomas Patrick

CUSIP No. 16945L107	SCHEDULE 13D	PAGE 11 OF 11

SCHEDULE A

ADSs SOLD PURSUANT TO THE PURCHASE AGREEMENTS

Reporting Person	Date	Transaction	Number of ADSs Sold to the Company	Underlying Ordinary Shares of Such ADSs	Price Per ADS
New Vernon Aegir Master Fund Ltd.	1/10/2013	Sell	50,201	150,603	$5.60
Trent Stedman	1/10/2013	Sell	303	909	$5.60
Thomas Patrick	1/10/2013	Sell	4,000	12,000	$5.60